Graubard Miller

The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8610
email address
bross@graubard.com

January 30, 2007

VIA FEDERAL EXPRESS

Michelle M. Anderson, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KBL Healthcare Acquisition Corp. II

Revised Preliminary Proxy Statement on Schedule 14A

Filed January 30, 2007

File No. 0-51228

Dear Ms. Anderson:

On behalf of KBL Healthcare Acquisition Corp. II (“Company” or “KBL”), we respond as follows to the Staff’s comment letter, dated January 24, 2007, relating to the above-captioned Proxy Statement. Captions and page references in our responses contained herein correspond to those set forth in the enclosed copy of Amendment No. 3 to the Proxy Statement, as marked to show changes from Amendment No. 2 to the original filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to William Bennett.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note your response to prior comment one in our letter dated December 22, 2006. We also note reference in a road show presentation filed on Form 8-K on January 10, 2007 to forward looking statements made within the meaning of the PSRLA of 1995. As with forward looking statements made in the proxy statement itself, all other forward looking statements made in connection with the offering of securities by KBL must avoid reference to the safe harbor. In all future filings relating to the issuance of

Michele M. Anderson, Esq.

Securities and Exchange Commission

January 30, 2007

shares by KBL, a blank check company, please avoid reference to the safe harbor or make clear in each instance that the safe harbor is not available.

Please note that all future filings made by KBL at any time prior to consummation of the proposed acquisition and corresponding termination of KBL’s status as a blank check company will avoid reference to the safe harbor. For example, please see KBL’s Amendment No. 6 and Amendment No. 7 to its Current Report on Form 8-K filed with the Commission on January 25, 2007 and January 30, 2007, respectively.

The Acquisition Proposal, page 30

Background of the Acquisition, page 33

2.	Reference is made to the revised disclosure pertaining to your officers’ and directors’ “valuation analysis” of the acquired business. You indicate that the valuation analysis was based on comparable companies and transactions. You also state that it was “supplemented” by Capitalink’s fairness opinion. Please explain what you mean by “supplemented.”

KBL intends to simply advise the reader that the conclusions of its valuation analysis conducted by KBL management was ultimately in line with the analysis conducted by Capitalink. The applicable disclosure has been modified to make this clear at page 33 of the enclosed marked copy of the proxy statement.

3.	Explain how the parties agreed that an initial enterprise valuation of Summer should be in the range of $50-55 million. In this regard, we note that one times Summer’s original projection for 2006 revenues ($48 million as disclosed on page 36) is $48 million.

Please note that the disclosure on page 33 of the enclosed marked copy of the proxy statement has been modified and corrected to note that the range begins at $48 million.

4.

Your revisions on page 34 disclose the total additional value of the maximum contingent payments based on a stock price of $8.50 per share, or the required stock price that will trigger the right to receive the additional shares of KBL common stock. However, the value of the total maximum consideration that may be given by KBL in the acquisition as disclosed on page 35 and throughout the document ($54,329,000) appears to calculate the value of the contingent payments based on the last sale price of a share of KBL common stock on September 1, 2006 ($5.35) rather than $8.50, and it does not include the $5 million in cash payable. Revise the disclosure of the value of the total maximum consideration to take into account the full $26,000,000 of additional value that Summer’s stockholders could receive. Based on our calculations, it appears that the total maximum consideration is $67,204,168. Further, revise “KBL’s Board of Directors’ Reasons for Approval of the Acquisition” to address what

Michele M. Anderson, Esq.

Securities and Exchange Commission

January 30, 2007

consideration the board gave to the value of the maximum contingent payments. Also discuss why under “Valuation” on pages 37 and 38 the board only considered the value of the “upfront payments” in determining that the terms of the transaction were in the best interest of KBL’s stockholders. Finally, revise the summary of Capitalink’s “Transaction consideration analysis” on page 44 to explain how it calculated the value of the 2,500,000 additional shares as $12.5 million and why it did not base the calculation on a stock price of $8.50 per share.

Please see page 35 of the enclosed marked proxy statement, where the disclosure has been modified to take into account all contingent issuances valued at $8.50 per share, including cash payments, leading to estimated aggregate maximum consideration of $67,204,168.

Please see page 38 of the enclosed marked proxy statement, where disclosure has been added to note the board’s consideration of the contingent payments in its analysis of the transaction.

Please see page 44 of the enclosed marked proxy statement, where disclosure has been added to note that Capitalink did in fact assume that KBL’s stock price would exceed the required level ($8.50) that would trigger the right to receive 2,500,000 additional shares in 2009. The future value of such shares was discounted back to present value using Summer’s cost of equity of 22%.

KBL’s Board of Directors’ Reasons for Approval of the Acquisition, page 36

5.	We note your response to prior comment 10 in which you indicate that expectations for 2008 were discussed. Further elaborate on the discussions the parties held regarding Summer’s “high-level” expectations for, 2009. Ensure that your revisions explain the meaning of “high-level” and are more specific than “continued rapid growth in net sales and continued improvement in profit margins.” In this regard, we note that Capitalink reviewed management’s high-level expectations for 2008 in arriving at its fairness opinion. Your revised disclosure should describe the expectations at least to the same extent as they were communicated to Capitalink. See also comment 25 to our letter dated November 22.

Please note that disclosure has been added on Page 37 of the enclosed marked copy of the proxy statement to describe the expectations communicated to Capitalink.

6.	Please explain how the comparable transactions data impacted your valuation analysis. In this regard, it does not appear that the valuation metric you settled on (1.35 x 2006 revenue) related to the “comparable” transactions that you chose. Clarify how you determined the median valuation of 1.35 times sales.

Michele M. Anderson, Esq.

Securities and Exchange Commission

January 30, 2007

The table below shows the transactions referenced by KBL in the valuation analysis, with RC2 (1.40) and Carter’s (1.30) forming the medium of the eight transactions:

Sales Multiple
Royal Phillps/Avent	4.10
Carlyle/Britax	1.90
3i/Mayborn	1.60
RC2	1.40
Carter’s	1.30
Russ Berrie	1.20
RC2/First Years	0.90
Dorel	0.70
Median	1.35

Pro forma Financial Statements

Purchase Accounting Adjustment, page 69

7.	We note that the estimated fair values of certain assets and liabilities have been determined with the assistance of third party valuation specialists. In light of the net worth share adjustment provision in the merger agreement, tell us why you believe that the preliminary work performed by the third party valuation specialists and considered by management does not constitute a “report, opinion or appraisal materially relating to the transaction” within the-meaning of Item 14(b)(6) of Schedule 14A. Alternatively, provide all of the disclosure about these presentations that is required by Item 14(b)(6) of Schedule 14A-and Item 1015(b} of Regulation M-A.

We respectfully submit that there is no report, opinion or appraisal as contemplated by Item 14(b)(6) of Schedule 14A. The third party mentioned in this section of the proxy statement was retained solely to assist KBL in determining proper allocation of the purchase price to certain intangible assets of Summer under the Statement of Financial Accounting Standards No. 141 (SFAS 141). Any such allocation will only be completed following closing. To date, the third party has only provided preliminary estimates to KBL for its use, which estimates are subject to change. While this party may provide a “report” at some time following closing, no formal or final determinations have been presented and such “report” will not be materially related to the transaction. The services provided by the third party and the data it is evaluating in no way relate to an evaluation of the transaction or Summer and have no effect on the consideration paid in the transaction by KBL or the other terms of the transaction. This includes, for example, the concept of any net worth adjustment cited in the Staff’s comment, as that adjustment will be based on Summer’s tangible assets, and the allocation activities for which KBL has utilized the third party relate solely to intangible assets and solely to determining proper accounting treatments thereof.

Michele M. Anderson, Esq.

Securities and Exchange Commission

January 30, 2007

Non-GAAP Discussion, page 104

8.	Expand the discussion to address any assessments or conclusions that Summer’s management made regarding the company’s performance based on its EBITDA for the periods presented.

A discussion regarding Summer management’s assessments based on EBITDA have been added at page 107 of the enclosed marked proxy statement.

Executive Compensation, page 111

9.	Please revise the executive compensation disclosure to reflect the principles and objectives outlined in the Commission’s recent executive compensation adopting release located at http://www sec.gov/rules/final/2006/33-8732a.pdf. This would include, for example, a compensation discussion and analysis, section that focuses on the most important factors underlying the merged entity’s compensation policies and decisions, including the material aspects of the 2006 performance equity plan.

KBL has had no commercial operations to date and has not paid salaries or other compensation to its officers or directors. It has entered into employment agreements with certain persons to be effective upon consummation of the acquisition, as described in the proxy statement. Disclosure discussing the important factors underlying KBL’s compensation policies in connection with the employment agreements entered into in connection with the acquisition and with respect to its executive officers going forward after consummation of the acquisition, including with respect to salary, bonus and equity components of such compensation, has been added to the proxy statement in accordance with the Commissions recently adopted executive compensation principles and objectives. Please see pages 114 through 116 of the enclosed marked copy of the proxy statement.

Closing

Please note that we have updated the section entitled “Legal Proceedings” on page 94 of the enclosed marked copy of the proxy statement to update information previously provided. We also have completed various blanks in the document to note a record date of February 6, 2007 and meeting date of March 6, 2007. We are seeking to be in a position to mail the proxy to KBL’s holder on February 7, 2007. Accordingly, we would greatly appreciate an expedited review of the proxy and the responses given to the Commission’s most recent comments. If there are any issues or you require any additional information to complete the review of this filing, please call the undersigned as soon as possible at 212-818-8610.

Very truly yours,

/s/ Brian L. Ross

Brian L. Ross

BLR:kab

Enclosure